TIOMIN RESOURCES INC.

[redacted]

PRESS RELEASE

RECEIVED

2004 OCT 18 A 10:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045604

82-3430

Tiomin President JC Potvin and President Kib. meet over Kwale titanium project

Toronto, Canada. October 1, 2004. Tiomin Resources Inc. (TSX: TIO) is pleased to report that at a meeting yesterday between Jean-Charles Potvin, Tiomin's President & CEO, and President Mwai Kibaki of Kenya at the State House in Nairobi, the Company was urged to commence operations as soon as possible at its Kwale titanium mineral sands project. President Kibaki stated that he welcomed the project which was a manifestation of Kenya's desire to attract foreign direct investment. The President was also appreciative of the fact that the Kwale mineral sands project will generate significant benefits to the local economy through the employment of local individuals and companies that will have a multiplier effect on the Kenyan economy as a whole.

The meeting followed discussions with the Minister for Environment, Kalonzo Musyoka, at which Tiomin presented its proposal for fiscal incentives and fiscal benefits for the project. The Minister for Environment will now make his submission on behalf of Tiomin to the Treasury and the Minister for Finance for the latter's approval. This represents the remaining procedural requirement which will allow Tiomin to formally move the project to the financing and implementation phase. At the meeting with President Kibaki, it was agreed that this final formality would be expedited without delay.

Earlier in the week, Tiomin's President, J.C. Potvin, had hosted a festive traditional ceremony attended by the Commissioner of Mines, the Chairman of the Coast Parliamentary group, the local MP, the District Commissioner, local counsellors and many other dignitaries including hundreds of area residents to bless the proposed mine site.

The Kwale titanium project is expected to begin construction next year with commercial production in late 2006 and will be the cornerstone of the Company's growth.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com

PROCESSED

OCT 21 2004 E

THOMSON FINANCIAL

10/20

SUPPL